FILED VIA EDGAR

December 29, 2006

U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

	Re:	Skyhawk Funds Trust
		1940 Act Registration  No. 811-21957
		1933 Act Registration No. 333-137714

Ladies and Gentlemen:

On behalf of Skyhawk Funds Trust and pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, we enclose the following:
(1) a binder from Chubb Group of Insurance Companies indicating the details of the fidelity bond; (2) a certificate from the Assistant Secretary representing the resolution approved by a majority of the Board of Directors who are not "interested persons" of the Fund, approving the form and amount of the fidelity bond; and (3) a copy of the invoice. Premiums have been paid through December 20, 2007.

Within ten days after receipt of the executed fidelity bond, we will file one copy of the executed fidelity bond pursuant to Rule 17g-1(g)(1). If you have any questions or require additional information, please contact the undersigned at 901-684-1082.

Sincerely,

/s/ Matthew K. Kinnear

Matthew K. Kinnear
Assistant Secretary



THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company , hereinafter called the Company, is binding coverage described as follows:

1.
Named of Assured:
Skyhawk Funds Trust

Address:
1000 Ridgeway Loop, Suite 210
Memphis, Tennessee  38120



2.
Producer:
Marsh USA, Inc

Attn:
Tavishi Agrawala

Address:
1801 West End Ave #1500
Nashville, TN  37203



3.
Bond Number:
82126558



4.
Bond Type/Form No.:
Financial Institution Investment Company
Asset Protection Bond (Ed. 5-98)
Form 17-02-1421




5.
Term of Binder:
From:  12:01 a.m. on
12/20/2006


To:      12:01 a.m. on
01/20/2007




6.
Bond Period:
From:  12:01 a.m. on
12/20/2006


To:      12:01 a.m. on
12/20/2007




7.
Limits of Liability:
$350,000


         Insuring Clause
Limits of Liability
Deductible Amount





1.  Employee
$350,000

$25,000

2.  On Premises
$350,000

$25,000

3.  In Transit
$350,000

$25,000

4.  Forgery or Alteration
$350,000

$25,000

5.  Extended Forgery
$350,000

$25,000

6.  Counterfeit Money
$350,000

$25,000

7.  Threat to Person
$350,000

$25,000

8.  Computer System
$350,000

$25,000

9.  Voice Initiated Funds Transfer Instruction
$50,000

$25,000

10.  Uncollectible Items of Deposit
$50,000

$25,000

11.  Audit Expense
$50,000

$25,000


8.
Endorsements:
17-02-2437 Deleting Valuation-Other Property
17-02-1774  Tennessee Amendatory


9.
Premium:
$2,500
(1 Year Prepaid Premium)




10.
Commission Payable:                                     12.5
12.5%





The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

* None

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of Dcember 20, 2006 and attachments thereto issued by the Company. A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

By: /S/ Lauren Gordon

Date:
12/21/2006
                            Authorized Representative


IMPORTANT NOTICE TO POLICYHOLDER
OF TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, we are making available to you insurance for losses arising out of certain acts of international terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% in 2006 and 85% in 2007 of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of the offered policy's annual premium that is attributable to insurance for acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

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CHUBB GROUP OF INSURANCE COMPANIES

55 Water Street, 29th-30th Floors, New York, New York 10041-2899

Telephone  (212) 612-4000
Facsimile  (212) 612-2600

SECRETARY'S CERTIFICATE


The undersigned Assistant Secretary of Skyhawk Funds Trust hereby certifies that the following resolutions were duly adopted by the Board of Trustees of Skyhawk Funds Trust on December 1, 2006.

WHEREAS, it is proposed that the Trust, on behalf of each series of the Trust (each a "Fund"), obtain coverage against larceny and embezzlement under a Bond (the "Bond") in the amount necessary and desirable to comply with applicable law, including the Investment Company Act of 1940 (the "1940 Act"), which for the existing Fund shall be $350,000; now, therefore, it is

RESOLVED, that giving due consideration to the value of the aggregate assets of the Trust, the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities expected to be in the existing Funds' Portfolio, the coverage against larceny and embezzlement provided under the Bond is deemed by this Board of Trustees to be adequate as to type and amount; and it is

FURTHER RESOLVED, that the obtaining of said Bond is deemed by the Board, including a majority of the independent Trustees (namely, the Trustees who are not "interested" persons of the Trust as defined in the 1940 Act), to be adequate as to amount, type and form and in the best interest of the Trust and each Fund and is hereby approved; and it is

FURTHER RESOLVED, that the Secretary or Assistant Secretary of the Trust be, and hereby is, designated as the officer who shall make the filing and give the notices required by Paragraph (g) of Rule 17a-1 of the 1940 Act concerning the Bond; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust are authorized to take all steps necessary, beneficial or appropriate to effectuate the foregoing resolutions.
Dated:  December 20, 2006.





By:  /s / Matthew K. Kinnear
      Matthew K. Kinnear
      Assistant Secretary

MILW_2161623.1

MARSH
Marsh USA Inc.							Invoice No.
Memphis, TN  -372							175206
(901) 761-1550

   				ORIGINAL INVOICE	   Date:   12/28/06

	Skyhawk Capital Management LLC
	Attn: Ellen Rice
	1000 Ridgeway Loop Rd, Ste 210
	Memphis, TN   38120			       Effective Date      Expiration Date      Client No.
						         12/20/06              12/20/07                 900825

Policyholder:   SKYHAWK CAPITAL
Billing Effective Date:   12/20/06

Insurer			Policy No.		Type of Coverage/Item		Amount

FEDERAL INS		82126558		FIDELITY BOND PREMIUM	2,500.00


						REMIT IN: UNITED STATES DOLLARS
						     T. AGRAWALA







Please indicate Invoice # 175206
On your remittance to:

Marsh USA Inc.
P.O. Box 281909
Atlanta, GA  30384












Marsh earns and retains interest income on premium payments held by Marsh on behalf of insurers during the period between receipt of such payments from clients and the time such payments are remitted to the applicable insurers, where permitted by law.